UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File No. 0-4829-03

A. Nabi Savings & Retirement Plan

B. Nabi Biopharmaceuticals
    5800 Park of Commerce Blvd., NW
    Boca Raton, FL 33487
    (561) 989-5800

NABI SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of Nabi Savings
and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Fort Lauderdale, Florida
June 21, 2002

NABI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2001	2000

ASSETS
Investments, at fair value	$9,455,387	$12,705,240
Receivables:
Contribution from employer	300,253	538,177
Contribution from plan participants	27,308	48,971

Net assets available for benefits	$9,782,948	$13,292,388

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

Additions:
Investment results:
Net depreciation in fair value of investments	$(1,667,466)
Interest and dividend income	271,802
Contributions:
From employer	487,146
From plan participants	1,721,167

Total additions	812,649
Deductions:
Participant withdrawals	4,258,842
Administrative expenses	63,247

Total deductions	4,322,089

Net decrease	(3,509,440)
Net assets available for benefits at beginning of year	13,292,388

Net assets available for benefits at end of year	$9,782,948

See accompanying notes.

NABI SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the Nabi Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of this document are available from the plan administrator.

General. The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals (formerly known as “Nabi”). The Plan was adopted effective April 1, 1985. Employees are eligible for participation in the Plan immediately after attaining the age of 21 and completing one year of service and may enroll in the Plan on the first day of the calendar quarter following the employee’s one-year anniversary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute up to 15% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Nabi Biopharmaceuticals’ contributions are discretionary at the option of Nabi Biopharmaceuticals’ Board of Directors. Nabi Biopharmaceuticals has contributed to the Plan an amount equal to 50 percent of each participant’s contribution, up to a maximum amount equal to 2 percent of the participant’s earnings. In 2000, Nabi Biopharmaceuticals amended the Plan to permit investment in Nabi Biopharmaceuticals common stock. In 1999, Nabi Biopharmaceuticals adopted a resolution and amended the Plan to permit qualified non-elective contributions to be made by eligible participants.

Investment Options. Upon enrollment in the Plan, a participant may direct participant and employer contributions to any of the Plan’s fund options. Participants may change their investment options on a daily basis.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) employer contributions and (b) Plan investment results, and is charged with an allocation of administrative expenses. Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.

Vesting. Participants are immediately vested in their own contributions, the employer contributions and earnings thereon.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000 or 50% of their vested account balances. Loan repayment periods are for a maximum of 5 years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by 50% of the participant’s vested account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deduction.

Payment of Benefits. Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum amount equal to the vested amount of their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments. The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The shares of Nabi Biopharmaceuticals common stock are valued at quoted market price at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses. Fees and expenses of the Plan for legal, accounting and other administrative services may be paid directly by Nabi Biopharmaceuticals or, at Nabi Biopharmaceuticals’ discretion, in whole or in part out of Plan assets. Nabi Biopharmaceuticals has elected for the Plan to pay substantially all administrative fees incurred by the Plan during 2001.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and December 31, 2000 are as follows:

	2001	2000

Smith Barney Corporate Trust Company:
Gabelli Growth Fund	$2,219,436	$3,573,531
Neuberger Berman Focus Trust	1,027,547	*
Smith Barney Money Market — Government Portfolio	1,022,519	1,330,220
Dreyfus Founders Discovery Fund	852,055	1,246,312
Janus Twenty Fund	783,926	1,261,879
Skyline Special Equities Fund	630,954	671,554
Strong Government Securities Fund	606,008	730,721
Nabi Biopharmaceuticals Common Stock	583,749	*
Participant Loans	550,179	*
Lazard International Equity Portfolio	*	844,991
Scudder Growth & Income Fund	*	1,281,099

*	Investment not greater than 5%

The Plan’s investments, including investments bought, sold as well as held during the year, (depreciated) appreciated in fair value as follows:

December 31,
2001

Mutual funds	(2,023,611)
US government securities	20,308
Common stocks	335,837

$(1,667,466)

4. Plan Termination

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500 that Nabi Biopharmaceuticals expects to file by July 31, 2002:

December 31,
2001

Net assets available for benefits per the financial statements	$9,782,948
Benefits approved but unpaid	(35,387)

Net assets available for benefits per the Form 5500	$9,747,561

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

Year Ended
December 31,
2001

Benefits paid per the financial statements	$4,258,842
Benefit claim payable from December 31, 2000 Form 5500	(32,542)
Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001	35,387

Benefits paid per the Form 5500	$4,261,687

Amounts allocated to withdrawn participants are recorded on the Form 5500 as benefits paid including benefits that have been processed and approved for payment prior to year-end but not yet paid.

7. Subsequent Event

Effective January 1, 2002, the Nabi-Rockville Savings & Retirement Plan was merged into the Nabi Savings and Retirement Plan. The Adoption Agreements will be amended to (i) eliminate age and service requirements for, and class exclusions from, eligibility to participate in the Plan, (ii) change the entry date for eligible employees to the first payroll date of each calendar quarter following their date of hire, (iii) adopt the elapsed time method for computing service and (iv) make certain other technical and miscellaneous changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Nabi Biopharmaceuticals, as plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

NABI SAVINGS & RETIREMENT PLAN

Date: June 28, 2002	By: /s/ Mark L. Smith

Mark L. Smith Senior Vice President, Finance and Chief Financial Officer

Nabi Savings and Retirement Plan

EIN: 59-1212264 Plan No.: 001
Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)

December 31, 2001

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*	Smith Barney Corporate Trust	Gabelli Growth Fund	$2,219,436
		Neuberger Berman Focus Trust	1,027,547
		Smith Barney Money Market — Government Portfolio	1,022,519
		Dreyfus Founders Discovery Fund	852,055
		Janus Twenty Fund	783,926
		Skyline Special Equities Fund	630,954
		Strong Government Securities Fund	606,008
		Lazard International Equity Portfolio — Open	477,443
		Pilgrim GNMA Income Fund	269,736
		Credit Suisse Emerging Markets Fund	220,817
		Loomis Sayles Bond Fund	111,757
		Credit Suisse Global Fixed Income Fund	99,261
*	Nabi Biopharmaceuticals	Common Stock	583,749
	Participant Loans	Interest rates between 6.00% — 10.50%	550,179

			$9,455,387

*	Represents a party in interest

     Note: Cost information has not been included in column (d) because all investments are participant-directed.

INDEX TO EXHIBITS

Exhibits		Page Number

23.1	Consent of Ernst & Young LLP	12